Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF DECEMBER 28, 2020 DATE AND TIME: On December 28, 2020 at 3:00 pm. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the attendance of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTIONS UNANIMOUSLY TAKEN: The members of the Company’s Fiscal Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders’ Meeting (“ESM”) to be held on January 31, 2021, to: 1. Resolve on the “Protocol and Justification” in which the terms and conditions of the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.’s capital stock (“Transaction 1”) as of September 30, 2020; 2. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes—PwC as the expert firm responsible for preparing the appraisal report of the stockholders’ equity of Itaú Unibanco S.A. to be merged into the Company (“Appraisal Report 1”); 3. Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020; 4. Resolve on the Transaction 1, with no increase in the Company’s capital stock; 5. Resolve on the “Protocol and Justification” in which the terms and conditions of the partial spin-off of the Company are set out, with the transfer of the spun-off portion representing 41.05% of XP Inc.’s capital stock as of September 30, 2020, to a new company (“Newco”) to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held (“Transaction 2”); 6. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes—PwC as the expert firm responsible for preparing the appraisal report on the Company’s stockholders’ equity to be spun off and transferred to Newco (“Appraisal Report 2”); 7. Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020;

MEETING OF ITAÚ UNIBANCO HOLDING S.A.’S FISCAL COUNCILOF DECEMBER 28, 2020 Page 2 8. Resolve on the Transaction 2 and the resulting set-up of Newco, to be incorporated for such purpose on the date the ESM is held. After examining and discussing the aforementioned proposals, the Councilors resolved to draw up the following opinion: After examining the documents related to the proposals to be submitted at the Extraordinary General Stockholders’ Meeting to be held on January 31, 2021 and verifying the accuracy of all the elements examined, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure and the financial position of the Company, and the merger and spin-off transactions, as well as their legal effects, represent fairly the interests of the stockholders of the Company, in compliance with applicable legal and statutory rules and procedures. CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), December 28, 2020. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 REPORT OF THE FISCAL COUNCIL After examining the documents related to the proposals to be submitted at the Extraordinary General Stockholders’ Meeting to be held on January 31, 2021 and verifying the accuracy of all the elements examined, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure and the financial position of the Company, and the merger and spin-off transactions, as well as their legal effects, represent fairly the interests of the stockholders of the Company, in compliance with applicable legal and statutory rules and procedures. São Paulo (SP), December 28, 2020. JOSÉ CARUSO CRUZ HENRIQUES ChairmanALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Councilor Councilor